UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

PROSHARES PRIVATE EQUITY ACCESS FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

7272 Wisconsin Avenue, 21st Floor

Bethesda, MD 20814

Telephone Number (including area code):

(240) 497-6400

Name and address of agent for service of process:

Richard Morris	with copies to:	Allison M. Fumai, Esq.
7272 Wisconsin Avenue		Dechert LLP
21st Floor		Three Bryant Park
Bethesda, MD 20814		1095 Avenue of the Americas
New York, NY 10036
(212) 698-3526
Mark D. Perlow, Esq.
Dechert LLP
45 Fremont Street, 26th Floor
San Francisco, CA 94105
(415) 262-4530

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Y e s ☐ N o

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Bethesda in the State of Maryland, as of the 26th day of September, 2025.

PROSHARES PRIVATE EQUITY ACCESS FUND

By: /s/ Richard Morris

Name: Richard Morris

Title: Initial Trustee